Filed by Premier Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Premier Financial Corp.

SEC File No.: 000-26850

Date: November 1, 2024

MERGER PROXY PLEASE VOTE SAMPLE-EPB

Your vote is very important. Please vote your shares today. Be sure to look for your The special shareholder meeting will be held on 16-digit unique Control Number. December 11, 2024. Whether or not you plan to It’s located in the Bold rectangle Box attend, your vote is very important. You can vote your next to an arrow on your Proxy Card shares by internet, telephone, or mail. or Voting Instruction Form. Simply follow the instructions on the enclosed form. For your convenience, we’ve highlighted where you Make your vote count. can find your unique Control Number. If you have Vote must be received by 12/10/2024 to be counted. any questions or need assistance, please call 0000 0000 0000 0000 1-888-742-1305. Visit Call Return this form Vote in person FOUR WAYS TO VOTE www.ProxyVote.com 1-888-742-1305 in the enclosed the day of the postage-paid meeting. envelope. VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and Voting on www.ProxyVote.com is easy and fast! to create an electronic voting instruction form. Go to www.ProxyVote.com, enter the QR CODE MAIL ONLINE PHONE control number above and vote! ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. WITHOUT A PROXY CARD To sign up for electronic delivery, please follow the instructions above to WWW.PROXYVOTE.COM WITH A SMARTPHONE VOTE PROCESSING vote using the Internet and, when prompted, indicate that you agree to Call 1-888-742-1305 Please have your proxy card in hand Vote by scanning the Mark, sign and date your receive or access proxy materials electronically in future years. to speak with a proxy when accessing the website. There Quick Response Code or ballot and return it in the VOTE BY PHONE - 1-800-690-6903 specialist. are easy-to-follow directions to help “QR Code” on the Proxy postage-paid envelope Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting you complete the electronic voting Card enclosed. provided. date. Have your proxy card in hand when you call and then follow the WITH A PROXY CARD instruction form. instructions. Call 1-800-690-6903 with a VOTE BY MAIL touch-tone phone to vote Mark, sign and date your proxy card and return it in the postage- using an automated system. paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. 0000 0000 0000 0000